Hill Capital Corporation

Supplement No. 1 to Offering Circular dated September 30, 2016

This is Supplement No. 1 to Offering Circular dated September 30, 2016 of Hill Capital Corporation, a Minnesota Corporation.

Extension of Offering

Hill Capital Corporation has exercised its right to extend the offering to June 30, 2017.

Summary Financial Information

The following summary financial information should be read in conjunction with Exhibit A. We have not secured an audit of our 2016 financial statements. The following replaces Exhibit B on page 42:

 Exhibit B

HILL CAPITAL CORPORATION

STATEMENT OF FINANCIAL POSITION

As of December 31, 2016

(Unaudited)

Assets
Cash	$17,975
Accounts Receivable	1,500
Total Assets	$19,475

Liabilities
Accounts Payable	$3,256
Accrued Compensation	71,322
Total Liabilities	74,578
Commitments and contingencies (See Note 2)

Shareholders' Equity
Common stock, $0.01 par value, 100,000 shares authorized,
200 shares issued and outstanding as of December 31, 2016	2
Additional Paid in Capital	199,998
Accumulated undistributed investment loss	(255,103)
Total Shareholders' Equity	(55,103)
Total Liabilities and Shareholders' Equity	$19,475

Net Asset Value Per Common Share	$(276)

The accompanying notes are an integral part of these financial statements.

Exhibit B

HILL CAPITAL CORPORATION

STATEMENT OF OPERATIONS

Twelve Months Ended December 31, 2016

(Unaudited)

Consulting Revenue	$20,500

Operating Expenses:
Compensation	126,866
Professional Fees	10,265
Selling, General and Administrative Expenses	24,772
Total Operating Expenses	161,903

Net Investment Income (Loss)	$(141,402)

The accompanying notes are an integral part of these financial statements.

Exhibit B

HILL CAPITAL CORPORATION

STATEMENT OF CHANGES IN NET ASSETS

Twelve Months Ended December 31, 2016

(Unaudited)

Net Assets at Beginning of Period	$86,299
Net Investment Gain (Loss)	(141,402)
Issuance of common stock for cash	—
Net Assets at End of Period	$(55,103)
Accumulated Net Investment Gain (Loss)	$(141,402)

The accompanying notes are an integral part of these financial statements.

Exhibit B

HILL CAPITAL CORPORATION

STATEMENT OF CASH FLOWS

Twelve Months Ended December 31, 2016

(Unaudited)

Cash Flow From Operating Activities
Net Investment Income (Loss)	$(141,402)
Decrease in Accounts Receivable	(1,500)
Increase in Accounts Payable	(2,218)
Increase in Accrued Expenses	71,322
Net Cash Provided (Used) by Operating Activities	(73,798)

Cash Flow From Financing Activities
Proceeds from Issuance of Common Stock	—
Net Cash Provided (Used) by Financing Activities	—

Net increase (decrease) in Cash	(73,798)

Cash Beginning of Period	$91,773
Cash End of Period	$17,975

The accompanying notes are an integral part of these financial statements.

Exhibit B

HILL CAPITAL CORPORATION NOTES TO FINANCIAL STATEMENTS

As of December 31, 2016

NOTE 1:  NATURE OF OPERATIONS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Description of operations and basis of presentation

Hill Capital Corporation (the “Company” or “Hill Capital”) was incorporated in the state of Minnesota on January 21, 2014, structured as an internally managed, non-diversified, closed-end management investment company. The Company intends to elect to be regulated as a business development company under the Investment Company Act of 1940 (“the 1940 Act”).

As of December 31, 2016, the Company has not conducted any operations other than organizational activities.

The Company’s investment objective is to achieve attractive risk-adjusted returns by generating current income from interest on debt investments and capital appreciation from equity investments by: (1) provide financing to companies, (2) earn current income from interest and dividend payments from our investments, and (3) achieve capital gains through an increase in the value of our equity securities.

Summary of Significant Accounting Policies

Basis of Presentation

The accompanying statement of assets and liabilities has been prepared on the accrual basis of accounting in conformity with accounting principles generally accepted in the United States of America (“GAAP”).

Revenue Recognition – Consulting Income

Consulting income is recognized on the accrual basis. The Company had $20,500 of income from consulting for the James J. Hill Center during 2016. This income was earned for providing consulting services related to web presence, event coordination and related marketing for the James J. Hill Center.

Cash

Cash and cash equivalents consist of bank demand deposits.

Organizational and Offering Costs

The Company accounts for organizational and offering costs in accordance with Financial Accounting Standards Board Accounting Standards Codification 720-15 (ASC 720-15) Start-up Costs. Accordingly, organizational costs are expensed as incurred. Offering costs represent amounts incurred directly related to the issuance of securities of the Company and are recorded in equity as a reduction of the proceeds of the offering.

Management fees and service fees

The Company does not incur expenses related to management and service fees. Our management team manages the Company’s investments as part of their responsibilities.

Compensation Expense

The Company’s compensation expense is for the payment of salaries, payroll taxes and payments to contractors. During 2016 the Company had $126,866 of compensation expense. $71,322 was accrued and $40,042 was paid as salary and payroll taxes for two full time employees. $15,503 was paid to contractors. The company is not paying or accruing for any benefits.

Fair Value of Financial Instruments

As of December 31, 2016, the Company’s financial instruments consisted of cash deposits. The carrying value of cash deposits approximates its fair value.

Marketing

The Company does not have an advertising policy, but it pays for marketing materials such as brochures, business cards and brand presence on the Internet (website, social media, etc.). In 2016, these expenses were $13,535.

Subscription Funds

As of December 31, 2016 the Company has raised $835,000 from 51 investors, which amount is being held in escrow at UMB Bank. As described in the Company’s Offering Circular this investor money will be held in escrow until a minimum of $10,000,000 has been raised, and certain other conditions are met.   In the event the minimum requirements are not achieved, the money held in escrow will be returned to the investors.

Income Taxes

The Company intends to elect to be treated as a regulated investment company (“RIC”) under subchapter M of the Internal Revenue Code of 1986, as amended, and to operate in a manner so as to qualify for the tax treatment applicable to RICs. In order to qualify as a RIC, among other things, the Company is required to timely distribute to its stockholders at least 90% of investment company taxable income, as defined by the Code, for each year. So long as the Company maintains its status as a RIC, it generally will not pay corporate-level U.S. federal income taxes on any ordinary income or capital gains that it distributes at least annually to its stockholders as dividends. Rather, any tax liability related to income earned by the Company represents obligations of the Company's investors and will not be reflected in the financial statements of the Company.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of expenses during the reporting period. Actual results could differ from those estimates.

New accounting standards

Management does not believe that any issued, but not yet effective, accounting standards, if currently adopted, would have a material effect on the accompanying financial statement(s).

Reverse Stock Split

On June 30, 2015, the Board of Directors approved a reverse stock split to facilitate further capital raising efforts. The reverse split provides for one new share of common stock to be issued in exchange for each 100 shares of common stock outstanding at June 30, 2015. The reverse stock split resulted in a reduction of the authorized shares of common stock. The accompanying financial statements and footnotes have been adjusted to reflect the reverse stock split.

NOTE 2.  COMMITMENT AND CONTINGENCIES

Founding Shareholder Agreement with the James J. Hill Reference Library (the “Center”)

Hill Capital Corporation and the Center entered into a Founding Sponsor Investor Agreement (“Sponsor Agreement”) on December 31, 2014. The Sponsor Agreement as amended outlines our strategic relationship with the Center and provides certain rights to the Company in exchange for minimum payments by Hill Capital for the use of the Center. The minimum payment requirement becomes effective upon closing of the Aggregate Minimum ($10,000,000 of new shareholder equity) and calls for payments of $12,500 in year one, $22,500 in year two, $32,500 in year three, $42,500 in year four and $45,000 in year 5 and beyond. On July 21, 2015, Hill Capital Corporation executed a one-year office rental agreement with the James J. Hill Reference Library. In 2016, Hill Capital paid rents of $2,917.

NOTE 3.  SUBSEQUENT EVENTS

The company has evaluated subsequent events through March 1, 2017, the date the financial statements were available to be issued, for events requiring recording for disclosure in the Company’s financial statements.

Subscription Funds and Subsequent Event

As of December 31, 2016 the Company has raised $835,000 from 51 investors, which amount is being held in escrow at UMB Bank.  As described in the Company’s Offering Circular this investor money will be held in escrow until a minimum of $10,000,000 has been raised, and certain other conditions are met. In the event the minimum requirements are not achieved, the money held in escrow will be returned to the investors. The company continued fund raising activities subsequent to year-end, and had $1,033,000 from 73 investors as of the date of this report.